UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 5, 2021

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Exelixis, Inc.

File No. 000-30235 - CF#37229

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   Exelixis, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from an exhibit to a Form 10-K filed on February 22, 2019.

   Based on representations by Exelixis, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

     Exhibit 10.40   through October 5, 2026

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

       Robert Errett
       Chief, Disclosure Management Office